UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        Vitro Diagnostics, Inc. ("VODG")
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   928501-30-3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                Kilyn Roth at World Wide Capital Investors, LLC,
            7609 Ralston Road, Arvada, Colorado 80002; (719)942-3056
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 March 31, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928501-30-3
--------------------------------------------------------------------------------

1. Names of Reporting Persons
   I.R.S. Identification Nos. of above persons (entities only).
   (I) World Wide Capital Investors, LLC a Colorado Limited Liability Company Tax ID 84-1012042

          * Please see attached Exhibit A for members of World Wide Capital Investors, LLC

            Individuals reporting who are also Members of World Wide Capital Investors LLC:

    (II)     Kristine Brubaker
    (III)    Kilyn Roth
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ X ]
   (b) [   ]  The Reporting Person disclaims membership in a group.  See Item 4.
--------------------------------------------------------------------------------
3. SEC Use Only
--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)     OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e) [     ]
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization:
   (I) Colorado; (II) and (III) United States of America
--------------------------------------------------------------------------------
Number of    Sole Voting Power (I) 2,370,000 shares are owned World Wide Capital
Shares                         Investors, LLC (Kilyn Roth manager and member).
Beneficially
Owned by     Sole Voting Power (II) Kristine Brubaker (22.7% member of World
Each                           Wide Capital Investors, LLC - deemed beneficial
Reporting                      owner) owns 62,000 shares individually.
Person With

7.           Sole Voting Power (III) Kilyn Roth (11.77% member and manager of
                               World Wide Capital Investors, LLC) owns 21,250 shares individually.
--------------------------------------------------------------------------------
             Shared Voting Power (I) 2,370,000 shares are owned World Wide
                                 Capital Investors, LLC (Kilyn Roth manager and member).

             Shared Voting Power (II) Kristine Brubaker (22.7% member of World
                                 Wide Capital Investors, LLC - deemed beneficial owner) holds shared voting power in 2,432,000 shares.

8.           Shared Voting Power (III) Kilyn Roth (11.77% member and manager of
                                 World Wide Capital Investors, LLC) holds shared voting power in 2,391,250 shares.
--------------------------------------------------------------------------------

              Sole Dispositive Power (I) 2,370,000 shares are owned World Wide
                                     Capital Investors, LLC (Kilyn Roth manager and member).

              Sole Dispositive Power (II) Kristine Brubaker (22.7% member of
                                     World Wide Capital Investors, LLC - deemed beneficial owner) owns 62,000 shares individually.

9.            Sole Dispositive Power (III) Kilyn Roth (11.77% member and manager of World Wide Capital Investors, LLC) owns
                                     21,250 shares individually.
--------------------------------------------------------------------------------
              Shared Dispositive Power (I) 2,370,000 shares are owned World Wide
                                       Capital Investors, LLC (Kilyn Roth
                                       manager and member).

              Shared Dispositive Power (II) Kristine Brubaker (22.7% member of
                                       World Wide Capital Investors, LLC -
                                       deemed beneficial owner) holds shared
                                       dispositive power in 2,432,000 shares.

10.           Shared Dispositive Power (III) Kilyn Roth (11.77% member and manager of World Wide Capital Investors,
                                       LLC) holds shared dispositive power in
                                       2,391,250 shares.
--------------------------------------------------------------------------------
              Aggregate Amount Beneficially Owned by Each Reporting Person:

             (I)  World Wide Capital Investors, LLC - 2,370,000 shares
11.          (II)  Kristine Brubaker - 2,432,000 shares
             (III)  Kilyn Roth - 2,391,250 shares
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions) [     ]
--------------------------------------------------------------------------------
    Percent of Class Represented by Amount in Row (11)

    (I) World Wide Capital Investors, LLC - 26.90%*
13. (II)  Kristine Brubaker - 27.61%*
    (III)  Kilyn Roth - 27.14%*
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)   (I)  OO  (II)  IN  (III)  IN
*Assumes that 8,809,923 shares of Common Stock of Vitro Diagnostics, Inc. are outstanding.

ITEM 1.  SECURITY AND ISSUER

          This Schedule relates to the acquisition of beneficial ownership of common stock, $.001 par value per share ("Common Stock"), of Vitro Diagnostics, Inc. (hereinafter the "Company"), whose principal place of business is located at 8100 Southpark Way, B-1, Littleton, Colorado 80120.

          This is an amendment to reflect changes in the Intent of Reporting Entity with regard to control of the Board of Directors, sale of Common Stock by Kilyn Roth, a beneficial owner of Reporting Entity, and other matters.

ITEM 2.  IDENTITY AND BACKGROUND

I. (a) NAME: World Wide Capital Investors, LLC - a Colorado Limited Liability Company ("World Wide LLC" or "Reporting Entity")

     (b)  ADDRESS: 7609 Ralston Road, Arvada, Colorado 80002

     (c) OCCUPATION: World Wide LLC was formed to acquire a total of 2,370,000 shares of Common Stock of Vitro Diagnostics, Inc.

     (d) - (e) SANCTIONS: During the last five years, Reporting Entity has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Reporting Entity, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject it to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) CITIZENSHIP: United States of America (Place of Formation: State of Colorado)

II.  (a) NAME: Kristine Brubaker ("Brubaker" or "First Reporting Person")

     (b)  ADDRESS: 5715 Education Drive, Suite 302, Cheyenne, WY 82009

     (c) OCCUPATION: Principal occupation has been as Secretary of World Wide Capital Company within the past two years. The address of World Wide Capital Company is P.O. Box 383, Cotopaxi, CO 81223.

     (d) - (e) SANCTIONS: During the last five years, Brubaker has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Brubaker, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  CITIZENSHIP: United States of America

III. (a) NAME: Kilyn Roth ("Roth" or "Second Reporting Person")

     (b)  ADDRESS: P.O. Box 383, Cotopaxi, CO 81223

     (c) OCCUPATION: Principal occupation has been as President of and manager of World Wide Capital Company and manager of World Wide Capital Investors, LLC within the past two years.

     (d) - (e) SANCTIONS: During the last five years, Roth has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Roth, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  CITIZENSHIP: United States of America

IV. (a) NAME: Members of World Wide LLC other than Roth or Brubaker ("Other Members") - See attached Exhibit A for complete list

     (b)  ADDRESS: See attached Exhibit A for complete list

     (c) OCCUPATION: None of the Other Members have or have had management responsibility with respect to World Wide LLC.

     (d) - (e) SANCTIONS: During the last five years, each Other Member has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Other Member, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  CITIZENSHIP: United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION

This item is amended to reflect that:

(1) Kilyn Roth, in transactions on the open market from September through December, 2000, sold 20,000 shares of Common Stock of the Company.

(2) World Wide Capital Investors, LLC, entered into a lawsuit settlement, the details of which are provided below, by and between Vitro Diagnostics, Inc., Aspen Bio, Inc., James R. Musick, Erik Van Horn, Roger Hurst, World Wide Capital Investors, LLC, and Kilyn Roth, manager of World Wide Capital Investors, LLC. In connection with this settlement, World Wide Capital Investors, LLC entered into, among other things, a Shareholders Agreement, the details of which are provided below:

     (a) Resignation of Roger Hurst and Election of New Directors
         --------------------------------------------------------

     Roger Hurst has agreed to resign as a director and officer of the Company simultaneously with and effective upon closing of the Asset Sale of certain assets to Aspen Bio, Inc. ("Closing"), and the Board of Directors of the Company immediately following Closing shall be comprised of James R. Musick ("Musick") and Erik Van Horn ("Van Horn").

     Also effective upon the Closing, Musick and Van Horn, as the sole remaining members of the Board, have executed a Unanimous Written Consent Resolution in Lieu of Meeting whereby the Board of the Company, in accordance with its Bylaws, has: (a) increased to four (4) the number of directors to serve on the Board; and (b) elected Henry

Schmerler and Ronald Goode to serve as members of the Board for a term of office continuing until the next annual meeting by the Shareholders; and (c) approved Musick as President of the Company.

     As soon as practical after Closing, but in no event later than 30 days after Closing, Musick shall call a special meeting of the Board for the purpose of: (a) calling or rescheduling a special meeting or annual meeting of Shareholders to elect a slate of directors consisting of: Musick, Van Horn, William J. Schmuhl, Jr., Henry Schmerler and Ronald Goode; provided, however, that this slate of directors shall at all times be willing and able to serve on the Board of Directors; and (b) completing the Company's application for Director and officer liability insurance for Henry Schmerler and Ronald Goode.

     Musick and Van Horn further agree that they shall call a meeting of the Board for the purpose of causing the Company to take such additional action as may be necessary to: (a) expand the Board to five (5) directors, and (b) elect William J. Schmuhl to fill the additional vacancy created thereby; provided, however, that (a) World Wide Capital Investors, LLC shall have provided herein, and (b) that World Wide Capital Investors, LLC shall agree to pay the expenses of any SEC or other regulatory notice required in connection with such action of the Board, and (c) such action shall not cause Musick or Van Horn to be in violation of any legal requirement or duty.

     (b) Voting Agreement - Shareholders
         -------------------------------

     Beginning with execution of this Shareholders' Agreement, and for a period of three years thereafter, the Shareholders, with the exception of Roger Hurst, agree and shall vote all shares they own now or may acquire in the future at any meeting of Shareholders or consent in lieu of any meeting, as follows:

     To elect Musick, Van Horn, William J. Schmuhl, Jr., Henry Schmerler and Ronald Goode, as and for the Directors of the Company, comprising the Board of Directors;

     Not to increase the members of the Board of Directors without the unanimous consent of the Shareholders;

     Following the election of Musick, Van Horn, William J. Schmuhl, Jr., Henry Schmerler and Ronald Goode, the Shareholders shall take no action to remove any of the Directors from the Board during the term of this Agreement, except that a Director may be removed for fraud or breach of fiduciary duty, which determination shall be made by majority vote of the remaining directors following consultation with independent counsel to the Company;

     Should a Director resign or be removed or a vacancy otherwise occur, the Shareholders agree to vote their shares in favor of the candidate nominated by the remaining Board to fill the vacancy; and

     Subject to review and approval by the Board elected pursuant to paragraph 1 hereof, to approve the Equity Incentive Plan for employees, officers, directors, consultants and others providing service to the Company in the form proposed by Musick and Van Horn, with such amendments as may be deemed appropriate by the Board of Directors with the approval of counsel to the Company.

     (c) Grant of Proxy - Certain Shareholders
         -------------------------------------

     Simultaneous with Closing of the Asset Sale, each of Hurst and Musick shall deliver to Ronald L. Goode or Henry C. Schmerler (the "Proxy Holder") a duly executed irrevocable proxy (each, a "Proxy") with respect to voting stock of the Company owned or controlled by each Hurst and Musick in a cumulative amount not to exceed 1.4 million shares (the "Proxy Shares"). The Proxy Shares shall initially consist of 1,000,000 shares owned by Musick and 400,000 shares owned by Hurst. The term of the Proxy shall be for eleven months from the date of the Agreement, through July 7, 2001. If the Proxy Holder becomes incapacitated or dies during the term of the Proxy, Horst and Musick agree to execute an additional proxy in the form of Exhibit C and deliver to William J. Schmuhl which shall remain in effect for the balance of the term of the Proxy.

     If at any time during the term of the Proxy, any employee of the Company, including Musick or Van Horn, shall exercise (additional) stock options for common stock of the Company and such employee shall agree to grant a Proxy in the form of Schedule C for said shares, then the Proxy granted by Musick shall abate one for one with each share for which a Proxy is granted by an employee. Van Horn agrees that he shall grant a Proxy pursuant to this section upon the exercise of up to 250,000 options held by him.

     Hurst, Musick and Van Horn, as applicable, agree not to revoke the grant of the Proxy for the term thereof.

     (d) Endorsement on Stock Certificates
         ---------------------------------

     Upon the execution of this Agreement, the Shareholders shall temporarily surrender their stock certificates representing Company stock to the Company and the Company shall cause the following endorsement to be placed thereupon before returning such certificates:

     THE RIGHT OF SALE, ASSIGNMENT, TRANSFER, ENCUMBRANCE, PLEDGE, OR ANY OTHER DISPOSITION OF THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE IS RESTRICTED BY, AND SUBJECT TO, THE TERMS AND PROVISIONS OF AN AGREEMENT DATED AUGUST 7, 2000.

     A COPY OF THIS AGREEMENT IS ON FILE WITH THE SECRETARY OF THE CORPORATION AND AVAILABLE FOR INSPECTION UPON REQUEST.

     THE VOTING OF THE SHARES REPRESENTED HEREBY IS SUBJECT TO THE TERMS OF THE SAME AGREEMENT.

     The following endorsement shall be placed upon the certificates of Hurst and Musick:

     THE VOTING POWER OF THE SHARES EVIDENCED HEREBY HAS BEEN PREVIOUSLY GRANTED TO RONALD L. GOODE OR WILLIAM J. SCHMUHL, PURSUANT TO A WRITTEN PROXY EFFECTIVE AUGUST 7, 2000, WHICH PROXY IS IRREVOCABLE.

     All certificates representing shares of stock issued to or acquired by any other Shareholder, whether party to this Agreement or not, subsequent to the date hereof shall, if the recipient thereof agrees to or is required to grant a Proxy pursuant to the terms hereof, bear the above legends. The legends shall be removed upon request of the Shareholder after the term of the Agreement expires.

     (e) Term
         ----

     This Agreement shall extend for the terms set forth herein, unless sooner terminated by the unanimous agreement of all Shareholders or unless 51% of the stock of the Company is acquired by a third party in a merger or tender offer or the Company sells all or substantially all of its assets.

(3) World Wide Capital Investors, LLC intends to use its shareholder position to maximize shareholder value, to help the Company grow, to seek licensing or sales of Company technology, and possibly to achieve a sale of the Company at some undetermined future date, and except as set forth above World Wide Capital Investors, LLC further reports, as of the date hereof:

     (a) World Wide Capital Investors, LLC has no specific plans which relate to or would result in the acquisition by any person of additional securities of the Company, provided however, that the Reporting Persons may sell shares in the Company from time to time;

     (b) World Wide Capital Investors, LLC may seek an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) World Wide Capital Investors, LLC may seek a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) World Wide Capital Investors, LLC will seek a change in the present board of directors or management of the company, increasing the number of directors to five directors;

     (e) World Wide Capital Investors, LLC has no plans which relate to or would result in any material change in the present capitalization or dividend policy of the Company;

     (f) World Wide Capital Investors, LLC has no plans which relate to or would result in any other material changes in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) World Wide Capital Investors, LLC has no plans which relate to or would result in any changes in the Company's charter, bylaws or instruments corresponding thereto or to other actions which may impede the acquisition of control of the company by any person;

     (h) World Wide Capital Investors, LLC has no plans which relate to or would result in causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

     (i) World Wide Capital Investors, LLC has no plans which relate to or would result in causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date of the filing of this Schedule, World Wide Capital Investors, LLC is deemed to beneficially own 2,370,000 shares of Common Stock of the Company, representing 26.90% of the stock of the Company. World Wide Capital Investors, LLC is owned beneficially as listed on attached Exhibit A.

     As of the date of the filing of this Schedule, Kristine Brubaker is deemed to beneficially own 2,432,000 shares of Common Stock of the Company, representing 27.61% of the stock of the Company, of which 62,000 shares of Common Stock of the Company are held by her in an individual capacity.

     As of the date of the  filing  of this  Schedule,  Kilyn  Roth is deemed to beneficially own 2,391,250 shares of Common Stock of the Company, representing 27.14% of the stock of the Company, of which 21,250 shares of Common Stock of the Company are held by her in an individual capacity.

(b) World Wide Capital Investors, LLC has the sole power to vote and has sole dispositive right with regard to 2,370,000 shares of Common Stock of the Company. World Wide Capital Investors, LLC is owned beneficially as listed on attached Exhibit A.

     Kristine Brubaker has shared power to vote and has shared dispositive right with regard to 62,000 shares of Common Stock of the Company and has the sole power to vote and has sole dispositive right with regard to 2,432,000 shares of Common Stock of the Company.

     Kilyn Roth has shared power to vote and has shared dispositive right with regard to 21,250 shares of Common Stock of the Company and has the sole power to vote and has sole dispositive right with regard to 2,391,250 shares of Common Stock of the Company.

(c) Neither World Wide Capital Investors, LLC nor Kilyn Roth, nor Kristine Brubaker had any transactions in issuer's shares in the 60 days prior to March 31, 2000.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from the Common Stock of the Company identified in paragraph (a) of this Item.

(e) Neither World Wide Capital Investors, LLC nor Kilyn Roth, nor Kristine Brubaker ceased to be the beneficial owner of more than five percent of the Common Stock of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Agreements discussed in Item 4 and the Exhibit A containing all members of World Wide Capital Investors, LLC are attached hereto and incorporated herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         A.       Complete list of members of World Wide Capital Investors, LLC

         B.       Settlement Agreement and Release

         C.       Shareholders Agreement

                                    Signature

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated the 31st of March, 2001               WORLD WIDE CAPITAL INVESTORS, LLC

                                            /s/ Kilyn Roth, Manager
                                            ------------------------------------
                                            Kilyn Roth, Manager

                                    EXHIBIT A

           PERCENTAGE OWNERSHIP OF WORLD WIDE CAPITAL INVESTORS, LLC.

NAME                                               ADDRESS                          OWNERSHIP %
----                                               -------                          -----------
Henry Schmerler                               5095 Joewood Dr.                         5.27%
                                              Sanibel, FL 33957

Ann H. Knutson, Trustee                       6501 Pontiac Dr.                         2.11%
                                              Indian Head Park, IL 60525

Jim Kubik                                     300 Sears Tower, 233 S. Wacker          10.55%
                                              Chicago, IL 60606

Kellie Family Trust, James and/or             P.O. Box 475                             5.25%
Elisabeth Kellie, Trustee                     Cotopaxi, CO 81223

Joe A. Bybee                                  8002 Summer Brook                        0.53%
                                              Sugarland, TX 7979

Dan D. Taylor IRA                             3215 Sunset Blvd.                        2.11%
                                              Houston, TX 77005

Joe Ince IRA                                  104 Fawnlake                             5.27%
                                              Houston, TX 77079

George Koldenhoven                            8025 S. Wolf Rd.                         0.42%
                                              LaGrange, IL 60525

Lumiere Securities Inc.                       1601 Blake St., Suite 500                0.26%
                                              Denver, CO 80202

Lumiere Company, Inc.                         1601 Blake St., Suite 500                1.05%
                                              Denver, CO 80202

James G. & Betty B. Buick                     2047 Little Heron Ct. SE                 3.16%
                                              Grand Rapids MI 49546

Craig O'Neal                                  37 Keenan Creek Way                      1.12%
                                              Simpsonville, SC 29681

Trent Gaites                                  5404 McEver Rd.                          5.27%
                                              Oakwood, GA 30566

Matt Billings                                 4353 Lawn Avenue                         2.11%
                                              Western Springs, IL 60558

Fred McDowell                                 P.O. Box 450849                          2.64%
                                              Atlanta, GA 31145



Leroy Ubben                                   2837 Buttermilk Circle                   2.64%
                                              Colorado Springs, CO 80918

Bruno Risatti, Jr.                            13005 Silver Fox                         1.05%
                                              Lemont, IL 60439

Lisa Brubaker                                 2828 N. Pinegrove, Apt. 620              0.13%
                                              Chicago, IL  60657

William Pattara                               4845 W. 167th Street                     1.05%
                                              Oak Forest, IL 60452

John D. Blessing                              2500 S. Lincoln                          2.11%
                                              Denver, CO 80210

Judith Benham                                 14261 Foothill Lane                      1.05%
                                              Golden, CO 80401

Harold L. Piper                               1000 RR Ave.                             1.27%
                                              Rifle, CO 81650

G. Thomas Morton                              1487 County Rd 117                       0.42%
                                              Glenwood Springs, CO 81601

SW Securities, FBO Gary Benham                1201 Elm St.                             1.05%
IRA                                           Dallas, TX 75270

Dennis D. Roth                                5839 East Lorraine Rd.                   4.22%
                                              Larkspur, CO 80118

Irwin Renneisen                               660 Newton Yandley Rd.                   2.53%
                                              Newton, PA 18940

World Wide Capital, Inc.                      P.O. Box                                 0.84%
                                              Westcliffe, CO 81252

Kristine S. Brubaker                          0409 Elkhorn Rd.                        22.70%
                                              Cotopaxi, CO 81223

Kilyn Roth                                    3483 Bird Point Dr.                     11.77%
                                              Cotopaxi, CO 81223

TOTAL                                                                                100.00%

                                    EXHIBIT B
                     Settlement Agreement and Mutual Release

                     SETTLEMENT AGREEMENT AND MUTUAL RELEASE

          THIS SETTLEMENT AGREEMENT AND MUTUAL RELEASE ("Agreement") is entered into effective this ____ day of August, 2000, between Vitro Diagnostics, Inc., a Nevada corporation ("Company"), AspenBio, Inc., a Colorado corporation, James R. Musick (an individual), Erik Van Horn (an individual), Roger Hurst (an individual) ("Hurst"), and World Wide Capital Investors, LLC, a Colorado limited liability company ("WWC"), and Kilyn Roth, an individual and manager of WWC, collectively referred to as "Parties."

1. Recitals. (a) Commencing in May, 2000, WWC threatened a lawsuit against the Company, alleging various claims against the Company and certain of its officers and directors. The Company and its officers and directors deny any liability on such claims.

     (b) On or about May 26, 2000, WWC delivered to the Company a shareholder proposal by which WWC proposed to expand the Company's Board of Directors to five (5) and proposed a slate of Directors for nomination and election at the Company's next annual meeting of shareholders.

     (c) On June 8, 2000, WWC filed a Schedule 13D/A with the U.S. Securities and Exchange Commission in which WWC expressed an intent to use its shareholder position to maximize shareholder value, to help the Company grow, to seek licensing or sales of Company technology, and possibly to achieve a sale of the Company at some undetermined future date.

     (d) WWC is the owner of 2,370,000 shares of the Company's outstanding common stock. Kilyn Roth is the owner of 56,250 shares of the Company's outstanding stock.

     (e) The Parties now desire to enter into this Agreement to resolve all possible disputes and controversies between them and because they believe this Agreement is in the best interests of the Company, WWC, Kilyn Roth and the Company's shareholders.

     (f) In consideration of the foregoing recitals, which shall be deemed a substantive part of this Agreement, and in consideration of the covenants, promises, agreements, representations and warranties contained in this Agreement, and without admitting any liability or wrongdoing, the Parties agree as follows.

2. Shareholder's Agreement. Contemporaneously herewith, the existing directors of the Company and WWC have entered into a Shareholders' Agreement in the form and content attached hereto as Exhibit A and incorporated herein by reference.

3. Sale of Certain Assets. Contemporaneously herewith, the Company has entered into a Purchase Agreement in the form and content attached hereto as Exhibit B and incorporated herein by reference, and WWC has executed a "Fairness Determination" in connection therewith.

4. Settlement Payment. Upon execution of this Agreement, the Company shall pay to Kilyn Roth or her designee the sum of $20,000 to facilitate settlement of a lawsuit brought by Jon Richardson against WWC, Kilyn Roth and others, namely Case No. 00-CV-760, Jefferson County District Court. In exchange for such payment, WWC and Kilyn Roth agree to indemnify and hold the

     Company, its officers, directors, employees, agents and Hurst harmless from any claim arising out of Case No. 00-CV-760 or otherwise asserted against the Company by Richardson, provided that WWC's liability hereunder shall not exceed $20,000.

5.   Registration  of  Stock.   Contemporaneously  herewith,  the  Parties  have
     executed a Registration Rights Agreement in the form and content attached hereto as Exhibit C and incorporated herein by reference.

6. No Solicitation. WWC, Kilyn Roth and Hurst agree that they shall not directly or indirectly contact any other Company shareholder, for purposes of directly or indirectly soliciting or encouraging such shareholder to sue or otherwise assert claims or causes of action against the Company or any of its officers, directors, employees, shareholders, agents, and independent contractors for any of the Company released claims or the WWC released claims. This paragraph shall not be deemed to prohibit any party from complying with any subpoena, legal process or other legal requirement.

7. Release by WWC. Except for the obligations created by and set forth in this Agreement or in the Exhibits hereto, including the exhibits thereto, WWC and Kilyn Roth (acting for themselves and their agents, shareholders, employees, members, managers, attorneys, successors, assigns, associates and consultants, including, but not limited to Kilyn Roth, J.W. Roth, Kristine Brubaker, Brett Brubaker, and World Wide Capital Co. hereby forever completely release and discharge the Company and any of its agents, attorneys, employees, shareholders, officers, directors, successors, and assigns, including but not limited to Roger D. Hurst, AspenBio, Inc., James Musick and Erik Van Horn, from any and all claims, causes of action, obligations, liabilities, demands, agreements, injuries, damages, interest, costs and expenses (including without limitation, attorney fees), and any other legal or equitable remedies of whatever kind or nature, whether known or unknown, suspected or unsuspected, contingent or fixed, which arise out of or are in any way related to any incident, act, failure to act, event, or any other matter occurring prior to execution of this Agreement ("WWC Released Claims").

8. Rule 144 Transaction. As additional consideration hereunder, the Company agrees to cooperate with and approve the removal of any restrictive legend existing upon any certificate(s) held by WWC or World Wide Capital Co. or their respective transferees and representing 142,000 shares of the Company's stock conveyed to world Wide Capital Co. by agreement dated November 3, 1998 and to further consent to the further sale or exchange of such stock; provided, however, that: (a) the transfer by which WWC or World Wide Capital Co. requests removal of such restrictive legends shall be in the reasonable opinion of the Company's counsel in compliance with SEC Rule 144 and otherwise permitted by law; (b) WWC or World Wide Capital Co. shall submit to the Company in advance such certificate(s) together with a true copy of the agreement dated November 3, 1998; and (c) the Company will not contest or challenge the date and validity of said agreement.

     As additional consideration hereunder, the Company agrees to cooperate with and approve the removal of any restrictive legend existing upon any certificate(s) held by Roger Hurst and to further consent to the further sale or exchange of such stock; provided, however, that the transfer by which Hurst requests removal of such restrictive legends shall be in the reasonable opinion of the Company's counsel in compliance with SEC Rule 144 and otherwise permitted by law.

9. Release by Company. Except for the obligations created by and set forth in this Agreement or in the Exhibits hereto, including the Exhibits thereto, the Company, Roger Hurst, James Musick and Erik Van Horn, and AspenBio, Inc., acting for themselves and their respective agents, attorneys, employees, officers, directors, successors, and assigns, hereby forever completely release and discharge WWC and all of its affiliates, agents, attorneys, employees, including without limitation Kilyn Roth, J.W. Roth, Kristine Brubaker, Brett Brubaker and World Wide Capital Co. and their members, managers, successors, associates, consultants and assigns ("World Wide Group") and Hurst and AspenBio, Inc., from any and all claims, causes of action, obligations, liabilities, demands, agreements, injuries, damages, interest, costs and expenses (including without limitation, attorney fees), and any other legal or equitable remedies of whatever kind or nature, whether known or unknown, suspected or unsuspected, contingent or fixed, which arise out of or are in any way related to any incident, act, failure to act, event, or any other matter occurring prior to execution of this Agreement ("Company Released Claims").

10. Voting Rights. Each of the parties hereto covenants and agrees not to contest, or to solicit any other person to contest, the right or authority of any other party hereto to vote any shares held by such party in the Company, except to the extent that such votes are cast in violation of Exhibit A hereto and except to the extent that the failure of a party to contest another party's voting rights would expose or subject such party to any legal or regulatory liability.

11. Taxes. WWC shall be solely responsible for the payment of taxes, if any are ever due, as a result of the payment set forth in paragraph 5 above. The Company makes no warranties as to the effect of any tax law or regulation upon the payment set forth in paragraph 5 above.

12. Costs and Attorney Fees. Each party shall bear his or its own costs and attorney fees and no request of any kind shall be made to any court or person by any party to this Agreement, or any agent or attorney acting on behalf of any party, for payment of any costs or attorney fees.

13.  Miscellaneous Provisions.

     (a) Conditions Precedent. This Agreement is contingent upon the full and complete execution, contemporaneously herewith, of this Agreement and all Exhibits hereto, including all exhibits thereto.

     (b) This Agreement shall be binding upon and inure to the benefit of the parties and their respective agents, attorneys, employees, representatives, officers, directors, members, managers, successors and assigns. However, no party shall have any right to assign any of its rights or obligations pursuant to this Agreement except with the prior written consent of all other parties.

     (c) This Agreement and the exhibits and other documents related hereto constitutes the entire agreement among all the parties with respect to the subject matter hereof. No other covenants, promises, representations or warranties of any kind have been made except as explicitly set forth herein.

     (d) No provision of this Agreement may be waived, modified or altered except in writing executed by the parties hereto.

     (e) Each party has cooperated in the drafting and preparation of this Agreement. In any construction to be made of this Agreement, no presumption shall arise against any party by virtue of its participation in the drafting or preparation hereof.

     (f) This Agreement may be executed in counterparts or by facsimile, each of which, when all parties have executed at least one such counterpart or facsimile, shall be deemed an original, with the same force and effect as if all signatures were appended to one instrument, but all of which together shall constitute one and the same agreement.

     (g) This Agreement shall be construed and governed in accordance with the laws of the State of Colorado and any action brought to enforce and interpret this Agreement shall be filed in the District Court for Arapahoe County, Colorado, or the United States District Court for the District of Colorado.

DATED THE DAY AND YEAR FIRST ABOVE SET FORTH.
VITRO DIAGNOSTICS, INC.              WORLD WIDE CAPITAL INVESTORS, LLC


By:                                  By:
   ---------------------------------    ---------------------------------------

Title:                               Title:
      ------------------------------       ------------------------------------

ASPENBIO, INC.

                                            -------------------------
                                             Kilyn Roth, Individually
By:
   --------------------------------------
Title:
      -----------------------------------


------------------------------------
Roger Hurst, Individually

------------------------------------
James R. Musick, Individually


------------------------------------
Erik Van Horn, Individually

                                    EXHIBIT C
                             Shareholders' Agreement

                             SHAREHOLDERS' AGREEMENT

THIS SHAREHOLDERS' AGREEMENT (the "Agreement"), is entered into by and between the undersigned directors and shareholders of Vitro Diagnostics, Inc. (the "Company"), (collectively "Shareholders" and individually a "Shareholder"), effective as of August __, 2000. The Shareholders are more particularly described in Schedule A attached hereto and incorporated by reference herein.

                                    RECITALS

WHEREAS, the Shareholders are the registered and beneficial owners of the number of shares of common stock set forth opposite their respective names on Schedule A, except that Erik Van Horn ("Van Horn") is not currently a Shareholder of the Company, but is a party to this Agreement because he exercises control as a Director and is a beneficial owner as the holder of significant stock options of the Company; and

WHEREAS, the Shareholders desire to cooperate to further the business of the Company by electing an expanded Board of Directors, by adding additional experience and expertise to the Board, and by taking such other action as is in the best interest of all of the Shareholders of the Company; and

WHEREAS, the Shareholders are entering into this Agreement in connection with the sale of certain assets of the business to AspenBio, Inc. ("Buyer"), (the "Asset Sale"), the resignation from the Board of Directors by Roger Hurst ("Hurst"), the modification of the number of Directors on the Board by the Company, and the appointment to the Board of the Company of Henry C. Schmerler and Ronald L. Goode.

NOW THEREFORE, in consideration of the Recitals, which shall be deemed to be a substantive part of this Agreement, and the covenants, promises, agreements, representations and warranties contained in this Agreement, the Shareholders hereby covenant, promise, agree, represent and warrant as follows:

1.   Resignation of Hurst and Election of New Directors.
     --------------------------------------------------

1.1 Hurst has agreed to resign as a director and officer of the Company simultaneously with and effective upon closing of the Asset Sale ("Closing"), and the Board of Directors of the Company immediately following Closing shall be comprised of James R. Musick ("Musick") and Van Horn.

1.2 Also effective upon the Closing, Musick and Van Horn, as the sole remaining members of the Board, have executed the Unanimous Written Consent Resolution in Lieu of Meeting attached hereto as Schedule B, whereby the Board of the Company, in accordance with its Bylaws, has: (a) increased to four (4) the number of directors to serve on the Board; and (b) elected Henry Schmerler and Ronald Goode to serve as members of the Board for a term of office continuing until the next annual meeting by the Shareholders; and (c) approved Musick as President of the Company.

1.3 As soon as practical after closing, but in no event later than 30 days after Closing, Musick shall call a special meeting of the Board for the purpose of:
(a) calling or rescheduling a special meeting or annual meeting of Shareholders to elect a slate of directors consisting of: Musick, Van Horn, William J. Schmuhl, Jr., Henry Schmerler and Ronald Goode; provided, however, that this slate of directors shall at all times be willing and able to serve on the Board of Directors: and (b) completing the Company's application for Director and officer liability insurance for Henry Schmerler and Ronald Goode.

1.4 Musick and Van Horn further agree that they shall call a meeting of the Board for the purpose of causing the Company to take such additional action as may be necessary to: (a) expand the Board to five (5) directors, and (b) elect

William J. Schmuhl to fill the additional vacancy created thereby; provided, however, that: (a) World Wide Capital Investors, LLC ("WWC") shall have provided written notice to the Board of its request for the Board meeting described herein, and (b) that WWC shall agree to pay the expenses of any SEC or other regulatory notice required in connection with such action of the Board, and (c) such action shall not cause Musick or Van Horn to be in violation of any legal requirement or duty.

2.   Voting Agreement - Shareholders
     -------------------------------

Beginning with execution of this Agreement, and for a period of three years thereafter, the Shareholders, with the exception of Hurst, agree and shall vote all shares they own now or may acquire in the future at any meeting of Shareholders or consent in lieu of any meeting, as follows:

2.1 To elect Musick, Van Horn, William J. Schmuhl, Jr., Henry Schmerler and Ronald Goode, as and for the Directors of the Company, comprising the Board of Directors;

2.2 Not to increase the members of the Board of Directors without the unanimous consent of the Shareholders;

2.3 Following the election of Musick, Van Horn, William J. Schmuhl, Jr., Henry Schmerler and Ronald Goode, the Shareholders shall take no action to remove any of the Directors from the Board during the term of this Agreement, except that a Director may be removed for fraud or breach of fiduciary duty, which determination shall be made by majority vote of the remaining directors following consultation with independent counsel to the Company;

2.4 Should a Director resign or be removed or a vacancy otherwise occur, the Shareholders agree to vote their shares in favor of the candidate nominated by the remaining Board to fill the vacancy; and

2.5 Subject to review and approval by the Board elected pursuant to paragraph 1 hereof, to approve the Equity Incentive Plan for employees, officers, directors, consultants and others providing service to the Company in the form proposed by Musick and Van Horn, with such amendments as may be deemed appropriate by the Board of Directors with the approval of counsel to the Company.

3. Grant of Proxy - Certain Shareholders
   -------------------------------------

3.1 Simultaneous with Closing of the Asset Sale, each of Hurst and Musick shall deliver to Ronald L. Goode or Henry C. Schmerler (the "Proxy Holder") a duly executed irrevocable proxy (each, a "Proxy") in the form attached hereto as Schedule C, with respect to voting stock of the Company owned or controlled by each Hurst and Musick in a cumulative amount not to exceed 1.4 million shares (the "Proxy Shares"). The Proxy Shares shall initially consist of 1,000,000 shares owned by Musick and 400,000 shares owned by Hurst. The term of the Proxy shall be for eleven months from the date of this Agreement, through July 7, 2001. If the Proxy Holder becomes incapacitated or dies during the term of the Proxy, Hurst and Musick agree to execute an additional proxy in the form of Exhibit C and deliver to William J. Schmuhl which shall remain in effect for the balance of the term of the Proxy.

3.2 If at any time during the term of the Proxy, any employee of the Company, including Musick or Van Horn, shall exercise (additional) stock options for common stock of the Company and such employee shall agree to grant a Proxy in the form of Schedule C for said shares, then the Proxy granted by Musick shall abate one for one with each share for which a Proxy is granted by an employee. Van Horns agrees that he shall grant a Proxy pursuant to this section upon the exercise of up to 250,000 options held by him.

3.3 Hurst, Musick and Van Horn, as applicable, agree not to revoke the grant of the Proxy for the term thereof.

4.  Endorsement on Stock Certificates
    ---------------------------------

Upon the execution. of this Agreement, the Shareholders shall temporarily surrender their stock certificates representing Company stock to the Company and the Company shall cause the following endorsement to be placed thereupon before returning such certificates:

     THE RIGHT OF SALE, ASSIGNMENT, TRANSFER, ENCUMBRANCE, PLEDGE, OR ANY OTHER DISPOSITION OF THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE IS RESTRICTED BY, AND SUBJECT TO, THE TERMS AND PROVISIONS OF AN AGREEMENT DATED AUGUST 7, 2000.

     A COPY OF THIS AGREEMENT IS ON FILE WITH THE SECRETARY OF THE CORPORATION AND AVAILABLE FOR INSPECTION UPON REQUEST.

     THE VOTING OF THE SHARES REPRESENTED HEREBY IS SUBJECT TO THE TERMS OF THE SAME AGREEMENT.

The following  endorsement  shall be placed upon the  certificates  of Hurst and
Musick:

     THE VOTING POWER OF THE SHARES EVIDENCED HEREBY HAS BEEN PREVIOUSLY GRANTED TO RONALD L. GOODE OR WILLIAM J. SCHMUHL, PURSUANT TO A WRITTEN PROXY EFFECTIVE AUGUST 7, 2000, WHICH PROXY IS IRREVOCABLE.

All certificates representing shares of Stock issued to or acquired by any other Shareholder, whether party to this Agreement or not, subsequent to the date hereof shall, if the recipient thereof agrees to or is required to grant a Proxy pursuant to the terms hereof, bear the above legends. The legends shall be removed upon request of the Shareholder after the term of the Agreement expirers.

5. Term. This Agreement shall extend for the terms set forth herein, unless sooner terminated by the unanimous agreement of all Shareholders or unless 51% of the stock of the Company is acquired by a third party in a merger or tender offer or the Company sells all or substantially all of its assets.

6. Remedies. The Shareholders agree that they will not have an adequate remedy at law for the breach of this Agreement. Accordingly, the Shareholders shall have available for any breach of this Agreement the remedies of specific: performance and injunctive relief, together with all other remedies at law and in equity. No waiver of or forbearance to enforce any right or provision hereto shall be binding unless in writing and signed by the Shareholder to be bound, and no such waiver or forbearance in any instance shall apply to any other instance or any other right or provision. The prevailing Shareholder in any litigation or dispute shall be entitled to an award of reasonable attorneys fees, costs and expenses.

7.  General Provisions.
    ------------------

7.1 Entire Agreement. This Agreement and the Exhibits incorporated herein or incorporated by reference in any exhibit constitute the entire understanding of the Shareholders with regard to this Agreement which includes that certain Purchase Agreement by and among the Company, Musick, Van Horn, AspenBio and Hurst of even date hereof, under which the Company has agreed to sell to AspenBio, Inc. all of the "Assets" of the Antigen Division of the Company (as defined in the Purchase Agreement). There are no representations, promises, warranties, covenants or undertakings other than those expressly set forth herein. No modification or amendment of this Agreement shall be binding unless executed in writing by all Shareholders.

7.2 Assignment, Successor and Assigns. This Agreement shall inure to the benefit of and be binding upon the Shareholders and their respective successors and permitted assigns.

7.3 Authority. The individuals whose signatures appear below on behalf of the respective parties to this Agreement warrant and represent that they have full authority to execute this Agreement on behalf of the respective parties and to bind the parties to the terms and provisions of this Agreement.

7.4 Notices. Notices required or authorized hereunder shall be deemed given sufficiently if in writing and delivered in person, sent by registered or certified mail, return receipt requested and postage prepaid, or by facsimile to the addresses on record with the company unless and until the company is notified of any change of address.

7.5 Severability. In the event that one or more of the provisions of this Agreement shall be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not an any way be affected or impaired thereby.

7.6 Waivers. No waiver of any provision of this Agreement shall be deemed a waiver of any other provision, nor shall any single waiver constitute a continuing waiver. The failure of any Shareholder as to seek redress for violation of, or as to insist upon the strict performance of any covenant or condition of this Agreement, shall not prevent a subsequent act which would have originally constituted a violation, from having the effect of an original violation.

7.7 Time of Essence. Time is of the essence of each provision of the Agreement.

7.8 Governing Law. This Agreement shall be governed by and interpreted and enforced in accordance with the laws in force in the State of Colorado. Venue for any action shall lie in the Courts of Colorado.

7.9 Counterparts and Facsimiles. This Agreement may be executed in several counterparts, and as so executed shall constitute one Agreement, binding on all Shareholders hereto, notwithstanding that all Shareholders are not signatory as to one original or the same counterpart. Facsimile signatures are acceptable.

IN WITNESS WHEREOF, the Shareholders hereto have executed and delivered this Agreement, on the date first above written.

SHAREHOLDERS:

------------------------------------
Roger D. Hurst

------------------------------------
James R. Musick

------------------------------------
Erik Van Horn

------------------------------------
Kilyn Roth, Manager
World Wide Capital Investors, LLC

                    Schedule A to the Shareholders' Agreement

NAME AND ADDRESS OF                               NUMBER OF SHARES
SHAREHOLDER OR BENEFICIAL OWNER                   (INCLUDING OPTION SHARES)

Roger D. Hurst                                          1,116,793
James R. Musick                                         1,332,198
Erik Van Horn                                             530,516
World Wide Capital Investors, LLC                       2,370,000

                    Schedule B to the Shareholders' Agreement

IRREVOCABLE PROXY COUPLED WITH AN INTEREST

1. The undersigned shareholder (the "Shareholder"), holder of the number of shares of common stock, par value $.001 per share ("Common Stock"), of Vitro Diagnostics, Inc., a Nevada corporation, set forth opposite the Shareholder's signature (the "Proxy Shares"), hereby irrevocably appoints and constitutes Henry Schmerler or Ronald Goode as his attorney and proxy ("Proxy") to attend meetings, vote, give consents and in all other ways to act in the Shareholder's place and stead as to all of the Proxy Shares as long as this Irrevocable Proxy is in effect. Proxy shall have full power of substitution and revocation and any proxies heretofore given are hereby revoked.

2. This Irrevocable Proxy is made irrevocable, is subject to and executed in connection with a voting agreement with the Shareholder embodied in that certain Shareholders' Agreement, dated as of August 7, 2000 (the "Shareholders' Agreement"), among the Shareholder and certain other shareholders of the Company.

3. Proxy shall vote the Proxy Shares under this Irrevocable Proxy only in accordance with a resolution of the Board of Directors of the Company pursuant to a vote of the Board on any matter requiring a vote of shareholders of the Company.

4. This Irrevocable Proxy shall terminate eleven months from the date hereof, unless earlier terminated by agreement of the Shareholders party to the Shareholders' Agreement or unless 51% of the stock of the Company is acquired by a third party in a merger or tender offer or the Company sells all or substantially all of its assets.

Dated:


---------------------------------       ----------------------------------------
Shareholder                             Number of Shares of Common Stock Subject
                                        to this Irrevocable Proxy

ACCEPTED AND AGREED TO:

---------------------------------
Proxy Holder